Banco Itaú Holding Financeira S.A.
A Publicly Listed Company	CNPJ. 60.872.504/0001-23

INFORMATION ON THE RESULTS FROM JANUARY TO SEPTEMBER 2008

We present below the main results of Banco Itaú Holding Financeira S.A. (Itaú) for the period from January to September 2008. The complete financial statements and the Management’s Discussion and Analysis Report are available on the Itaú website (www.itauri.com.br).

1.
Taking into account the behavior of capital and financial markets in Brazil and abroad, on October 27, 2008, a Material Fact was published to advance the disclosure of the major economic-financial data detailed in this report.

2.
Consolidated net income of Itaú through September 2008 totaled R$ 5.9 billion, an annualized return of 26.3% on average equity. Recurring net income increased 11.9% as compared to the same period of 2007, with annualized return of 26.8%. Consolidated stockholders’ equity totaled R$ 31.6 billion, a 12.8% increase as compared to September 2007. Basel ratio stood at 14.7% at the end of September 2008.

3.
On November 3, Itaú and Unibanco signed an agreement for merger of their financial operations, establishing the largest conglomerate in southern hemisphere, with a market value among the 20 largest financial institutions in the world. The new institution will have approximately 4,800 branches and service stations, accounting for 18% of the banking network; and 14.5 million checking account clients, or 18% of market share. In loans, it will account for 19% of the Brazilian system’s volume; whereas total deposits, funds and managed portfolios will account for 21%.

4.
The performance of Itaú Holding’s shares was affected by the international financial crisis and the fall of Stock Exchanges all over the world. Accordingly, Itaú’s preferred shares depreciated by 6.4%, as compared to the quotation of June 30, 2008. The market value of Itaú at Stock Exchanges was R$ 90.5 billion at the end of September. In this period we highlight the repurchase by Treasury of 1% of total outstanding shares, equivalent to the amount of R$ 1.3 billion.

5.
Itaú paid or provided R$ 5.0 billion for its own taxes and contributions for the period from January to September. In addition, it withheld and passed on taxes, which were directly levied on financial operations, in the amount of R$ 3.6 billion.

6.
Itaú’s consolidated assets increased 32.9% as compared to September 2007, totaling R$ 396.6 billion. The loan portfolio, including endorsements and sureties, grew 44.2% as compared to the same period of 2007, totaling R$ 164.5 billion. In Brazil, non-mandatory loans to the individuals segment grew 34.5% in relation to September 2007, reaching R$ 66.2 billion, while the very small, small and middle-market company segment grew 72.5% as compared to the same period in 2007, totaling R$ 33.3 billion. By way of partnerships, such as the real estate financing with companies Lopes and Coelho da Fonseca, Itaú reinforces its strong willing to expand credit to support the development of the Brazilian economy.

7.
Total free, raised and managed own assets increased 21.4% as compared to the same period in the previous year, totaling R$ 557.9 billion. Demand, time and savings deposits increased 61.5%. Technical provisions for insurance, pension plan and capitalization reached R$ 27.6 billion, an increase of 22.7% as compared to September 2007.

8.
Banco Itaú BBA consolidated its leadership in origination and distribution of fixed-income and securitization operations with market shares of 50% and 49%, respectively, and continued to rank first in the origination of securities/variable-income operations, with market share of 25%, according to the National Association of Investment Banks (ANBID) ranking of September 2008.

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In addition, in July 2008 Itaú BBA was considered the best Investment Bank in Brazil by Global Finance magazine, an American publication specialized in financial institutions all over the world.

9.
At the end of September, Itaú employed 71,616 people. After making investments to expand the client service areas, particularly new ventures, the number of employees increased 10.7% as compared to the same period of 2007. The employees’ fixed compensation plus charges and benefits totaled R$ 3.9 billion for the period from January to September. Welfare benefits granted to employees and their dependants totaled R$ 646 million. In addition, Itaú also invested R$ 81 million in education, training and development programs. Following its strategy of organic growth, and taking advantage of the opportunities generated by the economic stability and increase in the population’s income, Banco Itaú continues to invest in the strong expansion of its service network. In the third quarter it opened 42 branches in 35 different municipalities across all regions of Brazil.

10.
In subsequent event, on October 18, Banco Itaú S.A., a company controlled by Itaú Holding, entered into an operating agreement, for a 10-year period, with Marisa S.A. for the creation of the new Itaú/Marisa co-branded credit card. Marisa is the largest chain of stores specialized in women’s wear in Brazil, with 207 stores in the country and over 8 million private label cards. Banco Itaú will invest approximately R$ 120 million in this partnership, which will enable it to expand and improve the current range of financial products and services to Marisa customers offered in its distribution channels, such as credit cards with widely-accepted flags, personal loans, and payroll advance loans, among others.

11.
Among the many ratings and awards of the third quarter, one in particular best summarizes the excellence of Itaú’s performance in several aspects:  Itaú is the most valuable brand of Latin America, estimated at US$ 6.0 billion, according to data from Interbrand, a brand consulting company. This value represents a growth of 57% in relation to 2007, when the Bank’s brand was estimated at US$ 3.8 billion, and would position the Bank among the 70 most valuable brands in Interbrand’s global ranking.

12.
In the period from January to September 2008, Itaú Holding invested R$ 87 million in social and cultural projects. In the third quarter, we highlight the following: the holding of Municipal Judging Commissions of the Brazilian Portuguese Language Olympiad “Escrevendo o Futuro” (Writing the Future); in the “Melhoria da Educação no Município” (Improvement of Municipal Education) program, the devising of the “Plano Regional de Ação Educativa” (regional plan for educative action) in 14 municipalities of the northeastern of São Paulo; the 4th group of “Jovens Urbanos” (urban youth) program in the city of São Paulo; the launch of the “Itaú Criança 2008” (2008 Itaú Child) program; the running of a course related to the Economic Evaluation of Social Projects program to 4 new classes in Belo Horizonte, State of Minas Gerais, Tubarão, State of Espírito Santo, Curitiba, State of Paraná and Recife, State of Pernambuco, in addition to the running of the Itaú’s Regional Seminar on the Economic Evaluation of Social Projects in the City of Rio de Janeiro.

The “Emoção Art.ficial 4.0 - Emergência!” (Art.ficial Emotion 4.0 – Emergence!) exhibition was visited by 77,123 people. The “Caderno do Professor investigador” (notebook of the investigator teacher) series, a tool for introducing contemporary art in the classroom, held its first videoconference for training in partnership with the State Secretary of Education. The Itaú Cultural “Rumos” (directions) program of visual arts divulged the results of the 2008-2009 call for applications. Of the 1,617 artists enrolled, 45 from 27 states were selected.

São Paulo, November 3, 2008.

Carlos da Camara Pestana
Chairman of the Board of Directors

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Alfredo Egydio Setubal
Investor Relations Officer